

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax (408) 354-7211

June 24, 2010

James F. Brear
President and CEO
Procera Networks, Inc.
100C Cooper Court
Los Gatos, CA. 95032

      Re: Procera Networks, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed March 12, 2010
                File No. 001-33691

Dear Mr. Brear:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

                      Sincerely,

                      Kathleen Collins
                      Accounting Branch Chief